

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

June 23, 2009

Mr. Fu Xu
Chief Financial Officer
China Energy Corporation
6130 Elton Avenue
Las Vegas, NV 89107

>   **Re: China Energy Corporation**
>   **Form 10-K for the Fiscal Year Ended November 30, 2008**
>   **Filed March 16, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended February 28, 2009**
>   **Filed April 20, 2009**
>   **File No. 000-52409**

Dear Mr. Xu:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2008

General

1.   Please use the appropriate cover page for the Form 10-K, including the section indicating filer status (e.g. smaller reporting company).

Business, page 4

2.   We note from your disclosure on page 5 that under new regulations in the
        People's Republic of China ("PRC"), you are required to convert Coal Group and
        Heat Power from domestic PRC companies to Foreign Invested Enterprises.

        You describe a plan to transfer these entities to a shell company that you own
        called Pacific Projects Inc. ("PPI"), which would include determining an
        "acquisition price" to be funded by contributions from Georgia Pacific Investment
        Inc. ("GPI") and Axim Holdings Ltd. ("Axim"), entities which hold 45.75% and
        22.2% of your common stock, respectively. However, since you already own
        100% of Coal Group and 49% of Heat Power directly, and the remaining 51% of
        Heat Power indirectly through Coal Group, the relevance of the acquisition price
        is unclear.

        Please clarify whether the level of your ownership in Coal Group and Heat Power
        is expected to change in connection with this transaction, state when this effort is
        scheduled to be finalized, and indicate how ownership of your common stock will
        change in raising the funds necessary to secure the acquisition price.

        Please submit organizational schedules showing ownership in these businesses
        and in your common stock before and after completing the reorganization.

Market Information, page 20

3.   Please disclose the high and low sales prices for your common stock for each full
        quarterly period within your two most recent *fiscal* years, rather than only *the
        most recent fiscal year*, to comply with Item 201(a)(1)(ii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and
Results of Operation, page 23

4.   We note your disclosure on page 4 that your Heat Power group supplies *heating
        requirements* throughout the XueJiaWan district in Ordos City and also supplies
        heating to users directly and electricity through a government controlled
        intermediary, although it does not supply steam or hot water. We further note
        your disclosure on page 24, stating that "…although Heat Power experienced an
        increase in revenues…the projected level of revenues based on *number of users*
        was not met…." You also state that "… prices charged are approved by the
        Government…."

        Please expand your disclosure in the Business section and in MD&A as necessary
        to describe the form of heat that is being supplied to your customers, and to

identify the units of measurement that are associated with the revenues that you report. It should be clear whether you are paid a fixed amount by each of the "users" or according to some measure of utilization. We ordinarily find the discussion of revenues meaningfully enhanced by disclosure about the units sold during the periods being compared.

Financial Statements

General

5.   We understand that you have operations in China and may be subject to restrictions on the distributions of funds outside the country. Please evaluate the extent to which your assets in China are restricted, based on the guidance in FRC §213.02, concerning situations in which separate financial information of the parent-only entity would be presented, also following the guidance in paragraph 24 of ARB 51. We expect that you will need to disclose parent-only financial information to comply with this guidance.

Statements of Cash Flows, page F-5

6.   We note that you present both cash inflows and cash outflows as "decrease in long term investments." Please expand your disclosure in Note 7 to explain the circumstances surrounding the decrease in your investment with details sufficient to understand how this resulted in cash inflow of $3,853,884 in 2008 and cash outflow of $3,652,647 in 2007. Please specify the dates and terms of the related transactions.

7.   Please expand your disclosure under Note 3 to explain why you are presenting both positive and negative cash flow as "Repayment of advances from shareholders" and your disclosure under Note 9 to explain why you are showing "borrowing under short term notes" as cash outflow; the origin of amounts on these line items should be clear.

<u>Note 2 – Summary of Significant Accounting Policies, page F-6</u>

<u>Recognition of Revenue, page F-7</u>

8.   Please expand your disclosure to differentiate between your product and services lines of business with details sufficient to understand how recognition of revenue corresponds to the actual conveyance of product or rendering of service.

<u>Fixed Assets, page F-7</u>

9.   We note your disclosure explaining that depletion charges are calculated by multiplying cost of coal per ton by the quantities of coal extracted during each period, whereas cost per ton is determined by using "…the *total quantity* of coal available in the mine." Tell us how the *total quantity* utilized in deriving your unit costs compare to your estimate of proven and probable reserves, using the definitional guidance in Industry Guide 7 for each period presented. We expect that you would need to based your cost per ton on the amount of *proven and probable* reserves to comply with GAAP. If you are using alternate measures, advise us of the adjustments that you would need to make to your financial statements and disclosures to comply with this guidance.

<u>Controls and Procedures, page 48</u>

10.   Please comply with Rule 13a-15(c) of Regulation 13A, which requires an evaluation of your *internal control over financial reporting* as of November 30, 2008, your fiscal year-end. If management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

> ▪ the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).
>
> Please note that the failure to perform or complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find on our website at the following address.
>
> http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm
>
> Please ensure that you provide all of the disclosures about internal control over financial reporting that are required under Item 308 of Regulation S-K.

11. We note your disclosure indicating management has concluded that disclosure controls and procedures were effective as of November 30, 2008. However, management's failure to provide the required report on internal control over financial reporting is evidence of ineffective disclosure controls and procedures. Under these circumstances, we expect you will need to revise your disclosure about management's conclusion on the effectiveness of your disclosure controls and procedures to clarify that such controls and procedures were not actually effective as of the end of the fiscal year. Please contact us by telephone if you require further clarification or guidance.

Engineering Comments

Business, page 4

Principal Products, Services and Their Markets, page 6

Coal Group, page 6

12. We note you refer to mining leases for your mine site and the surrounding property. Please identify the filing and exhibit number where you have filed these documents. If you have not previously filed translated copies of your lease agreements, we believe that you would need to file these to comply with Item 601(b) (10) (ii) (B) of Regulation S-K.

13. Please clarify in your disclosure whether under your current mining plans, all reported reserves would be mined out within the period of existing leases or within the time period for an assured lease renewal, as would ordinarily be required for reserve qualification.

Please also explain within your disclosure why your mining right assessment is valid for only 14 years, when you have a 50 year mining lease on these properties.

Finally, please disclose whether you have obtained all permits and governmental approvals necessary to mine all of the reserves that you are reporting, as would ordinarily be required under the reserve definitions in Industry Guide 7.

14.   Please update your estimates of proven and/or probable reserves as of your fiscal year-end, and disclose the average heat values and sulfur content of those reserves.

Proven and Probable Reserve Survey, page 7

15.   We note you have disclosed proven and probable reserves for your mines. Please provide a translated copy of your survey of reserves as performed by No. 153 Exploration Team of the Inner Mongolia Coalfield Geological Bureau and your mining right assessment that was prepared in 2005. With a minimal transfer of paper, also forward to our engineer the information that you believe establishes the legal, technical and economic feasibility of the materials you have designated as reserves, pursuant to paragraph (c) of SEC Industry Guide 7. We expect this would include the following information:

- Acreage breakdown by owned, leased or other.

- Maps showing property, mine permit and reserve boundaries, geology, recent and historic production areas, seams mined, and any cultural restrictions to mining.

- Drill-hole maps showing drill intercepts.

- Justifications for the drill hole spacing used at various classification levels.

- General cross-sections that indicate the relationship between coal seams, geology and topography.

- A detailed description of your procedures for estimating "reserves."

- The specific criteria used to estimate reserves.

- An indication of how many years are left in your longest-term mining plan for each reserve block.

- Site specific economic justification for the criteria you used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

- Third party reviews of your reserves that were developed within the last three years.

- Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, it would be helpful if you could provide the information requested above on a CD, formatted as Adobe PDF files. Please provide the name and phone number of a person whom our engineer may call if he has technical questions about your reserves or the documentation that you submit.

If you would like the supplemental material returned after our review, please make a written request with the letter of transmittal as explained in Rule 418 of Regulation C. If you include a pre-addressed shipping label, this may facilitate the return of the supplemental information.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

16. Please add a table to your disclosure that shows both the proven reserves and the probable reserves separately, based on the definitions in Industry Guide 7 for each of your mines. Please disclose the following information along with your table.

- Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."

- Disclose whether the coal is steam or metallurgical, leased or owned, and state both the Btu per pound and sulfur content. Please do not report Btu content as "dry," as natural moisture should be reflected in the calculation of this measure.

- If coal is reported as tonnes in the ground, disclose in another column the average mining and wash plant recoveries in percentages; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

- In either case, with a footnote to the table, clearly disclose if the reserves reported are "in the ground" or "recoverable."

- Provide totals to the table where appropriate.

- Disclose your percentage of compliance and non-compliance coal.

17. Please clarify your statement as to the average sample spacing utilized or the average sample area that each sample represents. Please clarify whether this sample spacing pertains to each of your mine sites or the mining district as a whole.

18. Please reconcile your coal reserves consumed by mining operations to your reported production for each period. Please also reconcile the 40% mining recovery indicated for your in-situ reserves with your statement of 80% recovery for long wall operations. If other factors have caused this loss of economic reserves, such as high sulfur coal which is not acceptable to your customers, please disclose the reasons.

Transportation infrastructure, page 9

19. Please provide a more detailed description of your roads, railroads and rivers/barge transportation networks and illustrate on the map.

Heat Power, page 11

Supply of powdered coal, page 11

20. You indicate the coal provided to generate heat has a heating capacity of 4600-4900 Kcal as compared to your reserves of 6,800-7,000 Kcal. Please explain the reasons for this variance within your filing.

Properties, page 17

Location and Access, page 18

21.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3.B to Item 102 of Regulation S-K.

As EDGAR now accepts Adobe PDF files and digital maps please include these maps in any reports or amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.

We believe the guidance in Instruction 3.B to Item 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale; other representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state, province, or other geographic region in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Closing Comments

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief